SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sterling Check Corp.

(Name of Issuer)

Common stock, par value $0.01

(Title of Class of Securities)

85917T 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 85917T 109

1	NAME OF REPORTING PERSONS Ross M. Cummings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,071,854(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,071,854(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,071,854(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of 3,690,618 shares held by The Brandon T. Greenblatt 2015 Trust, 3,690,618 shares held by The Maggie S. Greenblatt 2015 Trust and 3,690,618 shares held by The Steven J. Greenblatt 2015 Trust (collectively, the “Greenblatt Trusts”). The Reporting Person is the trustee of each of the Greenblatt Trusts as a result of which he has sole voting and dispositive power with respect to these shares.

(2)

Based on 95,808,843 shares of Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 1(a).	Name of Issuer:

Sterling Check Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 State Street Plaza, 24th Floor

New York, NY 10004

Item 2(a).	Name of Person Filing:

Ross M. Cummings

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Bluewater Systems

3600 N. Capital Of Texas Highway B180

Austin, TX 78746

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

85917T 109

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See responses to Item 9 on the attached cover page.

(b) Percent of class: See responses to Item 11 on the attached cover page.

(c) Number of shares as to which the person has:

(i) Sole power to direct the vote: See responses to Item 5 on the attached cover page.

(ii) Shared power to direct the vote: See responses to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Ross M. Cummings
Name: Ross M. Cummings

[Signature page to Schedule 13G]